Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-114018

                              FIRST IPSWICH BANCORP
                            STICKER SUPPLEMENT NO. 2
                               DATED JUNE 29, 2004
                                 to be used with
                          PROSPECTUS DATED MAY 13, 2004

      Reference is made to the Prospectus dated May 13, 2004 of First Ipswich Bancorp ("Company") as supplemented by Supplement to Prospectus dated June 19, 2004. During the period from May 14, 2004 to June 28, 2004 at 5:00 p.m., Company shareholders and non-shareholders subscribed for 225,036 shares of Common Stock. Proceeds to the Company before expenses from such subscriptions were $2,925,468. The Company is extending the period for the sale of Unsubscribed Shares until June 30, 2004 at 5:00 p.m. All sales of the remaining 74,964 shares of Common Stock will be made at the subscription price of $13.00.